Goldman Sachs & Co. LLC

200 West Street,

New York, New York 10282-2198

February 25, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Kevin Dougherty, Karina Dorin, Wei Lu, Ethan Horowitz

Re:	Advanced Merger Partners, Inc.

Registration Statement on Form S-1

Registration File No. 333-252624

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representative of the several underwriters, hereby join in the request of Advanced Merger Partners, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement on Form S-1, as amended, so that it becomes effective at 4:00 PM, Eastern Time, on March 1, 2021 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Greenberg Traurig, LLP, may orally request via telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representative of the several underwriters, wish to advise you that we intend to distribute approximately 2,250 copies of the Preliminary Prospectus included in the above-named Registration Statement, as amended, to prospective underwriters, institutions, dealers and others through March 1, 2021.

We, the undersigned, as representative of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

By:	Goldman Sachs & Co. LLC

By:	/s/ Olympia McNerney
Name: Olympia McNerney
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]